Exhibit 12
UNITED TECHNOLOGIES CORPORATION
AND SUBSIDIARIES
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended March 31,
(Dollars in millions)	2016	2015
Fixed Charges:
Interest expense [1]	$241	$239
Interest capitalized	9	8
One-third of rents [2]	32	32
Total fixed charges	$282	$279
Earnings:
Income from continuing operations before income taxes	$1,722	$1,965
Fixed charges per above	282	279
Less: capitalized interest	(9)	(8)
	273	271
Amortization of interest capitalized	2	3
Total earnings	$1,997	$2,239
Ratio of earnings to fixed charges	7.08	8.03

[1]
Pursuant to the guidance in the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification, interest related to unrecognized tax benefits recorded was approximately $10 million and $11 million for the three months ended March 31, 2016 and 2015, respectively. The ratio of earnings to fixed charges would have been 7.34 and 8.35 for the three months ended March 31, 2016 and 2015, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.